(713) 860-7352

willburns@paulhastings.com

April 18, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Raj Rajan Mr. John Coleman Ms. Anuja A. Majmudar Ms. Irene Barberena-Meissner

Re:	Metals Acquisition Limited Amendment No. 1 to Registration Statement on Form F-4 Filed March 24, 2023 File No. 333-269007

Ladies and Gentlemen:

On behalf of our client, Metals Acquisition Limited (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated April 10, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its second amendment to the Registration Statement (“Amendment No. 2”) via EDGAR.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 2.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

April 18, 2023

Summary of the Proxy Statement/Prospectus

Organizational Structure, page 29

1.	We note your response to our prior comment 3. Please clarify whether the shares held by the PIPE Investors includes the ownership interests held by MAC’s directors and officers.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 16 and elsewhere to clarify that the amount shown for the PIPE Investors includes 180,000 shares to be purchased by certain of MAC’s officers and directors.

Risk Factors

New MAC will incur a significant amount of debt in connection with the Business Combination that is secured by substantially all of New MAC, page 78

2.	Please revise your risk factor disclosure here to reflect the Debt Facilities you have entered into conditional upon the consummation on the Business Combination. In this regard, address your request to Senior Lenders to amend the SFA to update your covenant to maintain a ratio of total net debt to of total net debt to EBITDA of not more than 3.25 (for the first 12 months after financial close of the Senior Facilities) or 3.00 thereafter and discuss the Company's risk of default under the SFA if the covenant is not so amended.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 80 to address the request to amend the SFA total debt covenant and the higher risk of default by the Company if that request is not granted.

The Business Combination Proposal

MAC Board’s Reasons for Approval of the Business Combination

Attractive Valuation Relative to Peers, page 120

3.	We note your response to our prior comment 11. Please clarify, if true, that out of the comparable peers you only considered the NAV multiples for OZ Minerals, 29Metals, and Sandfire and that these precedent transactions were selected out of the larger group of peer companies because they primarily operate Australian assets. Also summarize how the peer multiples were extrapolated for this analysis.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 121 to (i) clarify that the MAC Board selected those precedent transactions out of the larger group because they primarily operate Australian assets, (ii) provide additional disclosure regarding the criteria used to select the comparable companies and transactions and (iii) to clarify that the EBITDA and NAV multiples were the only factors considered from a comparability perspective.

April 18, 2023

(r) Interest on debt facilities and Glencore Deferred Consideration, page 186

4.	Please show us and disclose the components of finance costs of $40,531 included in adjustment (r). In addition, it appears based on 14.9% applicable interest rate disclosed, interest on $135 million mezzanine facility would be approximately $20 million rather than $14.5 million reported in the table. Please revise or advise

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on pages 189 and 190 to disclose the components of finance costs included in adjustment (r). In addition, the Company has revised Amendment No. 2 to correct the applicable interest rate on the mezzanine facility to 10.9%, resulting in the $14.7 million of interest disclosed in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5-Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

(q) Reversal of Acquisition cost, Formation and operating Costs, page 186

5.	We note your adjustment (q) to eliminate MAC historical operating and formation costs of $2,117 and acquisition costs relating to the due diligence costs incurred to consummate the proposed Business Combination of $7,625. Considering these historical operating costs and historical acquisition related transaction costs were incurred and recognized by MAC during the year, please explain how these adjustments to eliminate these historical costs are appropriate and comply with Rule 11-02(a)(6)(i) of Regulation S-X. Please revise or advise. In addition, if these costs will not recur beyond 12 months after the transaction, please disclose.

Response: The Company acknowledges the Staff’s comment and respectfully submits its belief that the adjustments are appropriate and comply with Rule 11-02(a)(6)(i) because the historical costs are otherwise reflected in other adjustments being made in the pro forma financial statements with respect to corporate and acquisition costs. To not remove those costs by means of adjustment (q) would result in duplication of costs in the pro forma financial statements. The Company respectfully requests the Staff’s concurrence with this position and has revised Amendment No. 2 on page 189 to clarify this point and to disclose that the costs will not recur beyond 12 months after the transaction.

April 18, 2023

Note 6-Management Adjustments, page 187

6.	You disclose that management adjustments reflect adjustments for estimated corporate costs to New MAC post the transaction. Tell us how these adjustments comply with Rule 11-02(a)(7)(i)(B) of Regulation S-X. Please revise to quantify each management adjustment and indicate whether it represents a synergy or dis-synergy. Please revise to provide the basis for and material limitations of each management’s adjustment, including any material assumptions or uncertainties of such adjustment, an explanation of the method of the calculation of the adjustment, if material, and the estimated time frame you expect to incur the additional costs. Refer to Rule 11-02(a)(7)(ii)(D)of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 191 to provide the additional detail around each of the adjustments.

In addition, the Company respectfully advises the staff that CMPL is currently a private entity, held within a large public entity that does not carry typical administrative costs associated with a publicly-listed, single-asset company. As such, all corporate overhead costs are carried at the Glencore plc level.

Neither CMPL nor MAC carries any executive salary costs, investor relations costs, directors' fees, directors' and officers' insurance associated with an operating company, as well as IT and compliance costs. MAC is not acquiring an executive management team as part of the business combination and the current Management team of MAC that is not remunerated, will become the executive management team of New MAC and remunerated.

The Management Adjustments are a dis-synergy of the business combination and reflect the incremental and ongoing, administrative costs of running CMPL as a stand-alone, publicly listed entity. These incremental costs and dis-synergies are required in the opinion of management to represent a fair reflection of the future financial performance, cash flow and ultimately financial position of New MAC as publicly listed company, operating the CSA mine in NSW.

7.	Please tell us why diluted loss per share under both the scenarios of $(0.17) and $(0.23) is lower than basic loss per share of $(0.22) and $(0.32) respectively and how your computation complies with ASC 280-10-45-17. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 191 to only include the shares with dilutive effects in the denominator for the computation of diluted loss per share (which results in basic and diluted loss per share being the same under each scenario).

Form F-4/A Filed March 24, 2023

Business of CMPL, page 231

8.	Please disclose the following with respect to your qualified persons to comply with Item 1302(b)(5) of Regulation S-K:
•	state whether each qualified person who prepared the technical report summary is an employee of the registrant; and if not
•	name the qualified person's employer, and
•	indicate whether the qualified person or the qualified person's employer is affiliated with the registrant or another entity that has an ownership, royalty, or other interest in the property that is the subject of the technical report summary, and
•	if affiliated, describe the nature of the affiliation.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 on page 236 to clarify that only Mr. Coetzee as a qualified person is an employee of the registrant, and none of the other qualified persons or their employers have any of the disclosable affiliates.

April 18, 2023

Item 21. Exhibits and Financial Statements Schedules, page II-2

9.	Exhibit 23.7 includes a qualified person consent that takes responsibility for authoring Section 9.4 of the technical report summary. However the signature page on page 2 of the revised technical report summary indicates that the consulting group is responsible for authoring sections 7, 8, 9 and 11. Please explain these differences and arrange to file an updated qualified person consent.

Response: The Company acknowledges the Staff’s comment and has filed with Amendment No. 2 an updated version of Exhibit 23.7 that correctly indicates the qualified person’s responsibility for sections 7, 8, 9 and 11 of the technical report summary.

10.	We note your technical report summary for the CSA Copper Mine that has been filed as Exhibit 96.1. Table 19.1 of the economic section of your technical report summary appears to include line items related to royalties, metal streams, or other offtake agreements, such as the line items that are titled royalties and cash financing costs. Please tell us the extent to which royalty, streaming, or other offtake agreements have been summarized and included in the economic analysis for the CSA Copper Mine. To the extent your royalty, streaming, or other offtake agreements have not been incorporated into your technical report summary and economic analysis, please comment on the materiality of the agreement and explain why the particular agreement has not been included in the economic analysis. Based on your response and analysis you may need to arrange to file an updated technical report summary.

Response: The Company acknowledges the Staff’s comment and respectfully submits that all relevant royalty, streaming or other offtake agreements have been summarized in an updated technical report summary filed as Exhibit 96.1. Specifically, as set forth in the updated technical report summary, the economic analysis includes the impact of the applicable state government royalty, the effects of the Silver Stream facility, the effects of the Copper Stream facility, interest on the portion of the consideration payable to Glencore that is being deferred, interest on the Senior Facilities, interest on the letter of credit for the ARO facility, interest on the working capital facility and interest on the fleet lease payments. Interest on the Mezzanine Facility has no impact on the economic analysis, as, based on the priced used in the analysis, such interest would be paid in kind rather than in cash. Accordingly, the Company has not included a summary of the Mezzanine Facility as it is not material to the economic analysis.

April 18, 2023

Exhibits

11.	We note the legal opinion filed as Exhibit 5.1 is limited to matters of Jersey law and practice as at the date thereof and counsel has made no investigation and express no opinion with respect to the law or practice of any other jurisdiction. Please have counsel revise the legal opinion filed as Exhibit 5.1 to additionally opine as to New York law. In this regard, we note your warrant agreement and form of warrant, which govern the terms of the warrants, are each governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f and II.B.3.b of Staff Legal Bulletin 19.

Response: The Company acknowledges the Staff’s comment and has filed as Exhibit 5.2 with Amendment No. 2 a separate opinion from Paul Hastings LLP which opines as to New York law.

General

12.	We note your revisions in response to prior comment 49 and reissue the comment. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders under the redemption scenarios presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 266 to provide further disclosure of the impact of redemptions on the per share value of the shares owned by non-redeeming shareholders under the redemption scenarios presented.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

April 18, 2023

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP

Enclosures

cc:	(via e-mail)

Michael James McMullen, Chief Executive Officer, Metals Acquisition Limited